UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Broadcom Corporation
(Exact name of registrant as specified in its charter)

California	000-23993	33-0480482
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
5300 California Avenue
Irvine, CA 92617
(Address of principal executive offices) (Zip Code)

Eric K. Brandt
Executive Vice President and Chief Financial Officer
(949) 926-6000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which this information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2014 to December 31, 2014

Section 1 – Conflict Minerals Disclosure
Items 1.01 and 1.02 Conflict Minerals Disclosure and Report
A copy of Broadcom Corporation’s Conflict Minerals Report for the year ended December 31, 2014 is provided as Exhibit 1.01 hereto and is publicly available at www.broadcom.com/docs/company/Conflict_Minerals_Report_2014.pdf.
Section 2 – Exhibits
Item 2.01 Exhibits
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BROADCOM CORPORATION
(Registrant)

/s/ Eric K. Brandt	May 29, 2015
Eric K. Brandt
Executive Vice President and
Chief Financial Officer